Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 28, 2010
Relating to Preliminary Prospectus dated June 28, 2010
Registration No. 333-165174
WELSH PROPERTY TRUST, INC.
FREE WRITING PROSPECTUS
This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated June 28, 2010, included in Amendment No. 6 to the Registration Statement on Form S-11 (File No. 333-165174) of Welsh Property Trust, Inc., as filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2010 (as so amended, the “Registration Statement”), relating our proposed offer and sale of shares of our common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the revised preliminary prospectus and should be read together with the revised preliminary prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 22 of the revised preliminary prospectus.
References to “we,” “us” and “our,” our “operating partnership,” our “principals,” “fully diluted basis” and “OP units,” our “existing portfolio,” “joint venture portfolio” and “acquisition portfolio,” and our “LTIP” are used in the manner described in our revised preliminary prospectus.
To review the revised preliminary prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1484830/000095012310061767/z55029a6sv11za.htm

Reduction in estimated offering price and increase in number of shares offered	We expect the initial public offering price of our common stock to be between $8.50 and $10.50 per share. This represents a decrease from the price range of $16.00 to $16.50 per share indicated in the preliminary prospectus dated June 3, 2010 relating to these securities. The information below reflects the issuance of the common stock at an assumed initial public offering price of $9.50 per share, the mid-point of the revised anticipated price range.

We are offering 35,789,474 shares of our common stock as described in the revised preliminary prospectus dated June 28, 2010. This represents an increase from the 20,923,077 shares indicated in the preliminary prospectus dated June 3, 2010. In addition, the underwriters’ over-allotment option has been increased from 3,138,461 shares to 5,368,421 shares. The information below assumes the underwriters’ over-allotment option is not exercised.

Notwithstanding these changes, the estimated gross offering proceeds of $340.0 million and estimated net offering proceeds of $315.2 million will remain unchanged from the estimated gross and net offering proceeds indicated in the preliminary prospectus dated June 3, 2010.

Decrease in annualized dividend per share; annual dividend rate remains essentially unchanged	We intend to pay a pro rata dividend with respect to the period commencing on the completion of our initial public offering and ending September 30, 2010, based on a dividend of $0.166 per share for a full quarter. On an annualized basis, this would be $0.665 per share, or an annual dividend rate of 7.0% based on the mid-point of the revised initial public offering price range indicated above. These represent a decrease from the $1.12 annualized pro rata dividend per share and a slight increase from the 6.9% annual dividend rate indicated in the preliminary prospectus dated June 3, 2010.

The $0.665 per share dividend amount represents approximately 106.5% of our estimated cash available for distribution for the 12 months ending March 31, 2011 calculated as described in “Distribution Policy” in the revised preliminary prospectus dated June 28, 2010. Accordingly, we currently expect that we will be unable to pay our estimated initial annual distribution to stockholders and OP unitholders out of estimated cash available for distribution for the 12 months ending March 31, 2011 as calculated in “Distribution Policy.” Unless our operating cash flow increases, we will be required either to fund future distributions from borrowings under our syndicated credit facility or to reduce such distributions. If we need to borrow funds on a regular basis to meet our distribution requirements or if we reduce the amount of our distribution, our stock price may be adversely affected. See “Risk Factors — Our ability to pay our estimated initial annual distribution, which represents approximately 106.5% of our estimated cash available for distribution for the 12 months ended March 31, 2011, depends upon our actual operating results, and we may have to borrow funds under our syndicated credit facility to pay this distribution, which could slow our growth” in the revised preliminary prospectus dated June 28, 2010.

Change to performance threshold relating to contingent consideration paid for services business	Our principals will contribute their ownership interests in our services business to our operating partnership in exchange for (i) OP units having an aggregate value (based on the initial public offering price of the common stock in the offering) of $10.0 million upon the consummation of the offering (or 1,052,632 OP units, based on the mid-point of the revised initial public offering price range indicated above), and (ii) the possibility of receiving an additional number of OP units equal to $15.0 million divided by the initial public offering price of the common stock in the offering (or 1,578,947 OP units, based on the mid-point of the revised initial public offering price range indicated above), subject to the achievement of a performance threshold. We have reduced the measurement period relating to the achievement of the performance threshold from five years to three years. As modified, our principals will collectively receive the additional $15.0 million in OP units only if our common stock outperforms the FTSE NAREIT All REIT Index by at least 3% in the aggregate for the three-year period that begins on the first trading day of our common stock on the New York Stock Exchange and ends on the third anniversary of such date. In addition, we have provided that the additional $15.0 million in OP units will be adjusted to reflect any dividends, stock splits, or reverse stock splits of our common stock and distributions of rights to acquire our common stock. See “Structure and Formation of Our Company—Formation

Transactions—Contribution and exchange of interests in the existing entities” in the revised preliminary prospectus dated June 28, 2010.

Restructuring and reduction in consideration paid for existing portfolio and joint venture portfolio	The terms of the contributions of interests in the properties in our existing portfolio and our principals’ economic interest in the joint venture portfolio have been modified. As a result of such modifications, the contributors will now receive 6,135,426 OP units and $1.9 million in cash (with none of such cash being paid to the principals) in exchange for such contributions, rather than a number of OP units based on a fixed valuation. Based on the mid-point of the revised initial public offering price range indicated above, these OP units have an aggregate value of approximately $58.3 million, which represents a decrease of approximately $44.9 million from the approximately $103.2 million of OP units the contributors were to receive in exchange for their contributions, as indicated in the preliminary prospectus dated June 3, 2010. However, the value of the OP units to be received by the contributors will increase or decrease if our common stock is priced above or below the mid-point of the initial public offering price range indicated above.

Reduction in number of properties constituting the acquisition portfolio and restructuring and reduction in consideration paid for acquisition portfolio	The property referred to as the Portland property in our preliminary prospectus dated June 3, 2010 is no longer a part of our acquisition portfolio. As a result, the properties in our acquisition portfolio have decreased from 23 properties containing an aggregate of 9.6 million leasable square feet to 22 properties containing an aggregate of 8.8 million leasable square feet. In addition, we have modified the terms of the acquisitions where the sellers are to receive OP units so that the sellers will now receive 394,403 OP units, rather than a number of OP units based on a fixed valuation. Further, the aggregate consideration for our acquisition portfolio has decreased from $347.9 million to $320.1 million, based upon the mid-point of the revised initial public offering price range indicated above. The reduction reflects the elimination of the Portland property, which was to be acquired for $25.0 million, and reductions in the purchase prices for certain of the other properties in the acquisition portfolio aggregating approximately $4.0 million, offset by increases in the purchase prices for certain other properties in the acquisition portfolio aggregating approximately $1.2 million. In addition, as a result of these changes, in acquiring our acquisition portfolio and based upon the mid-point of the revised initial public offering price range indicated above, we will use approximately $9.3 million less of cash, issue approximately $5.8 million fewer OP units (as compared to the approximately $9.5 million of OP units contemplated in the preliminary prospectus dated June 3, 2010) and use approximately $12.2 million less of new debt financing.

Total shares and OP units outstanding; ownership by officers and directors	As a result of these changes, following the completion of the offering, there will be:

➢ 35,807,001 shares of common stock outstanding

➢ 7,582,460 OP units outstanding

Accordingly, the total number of shares of common stock and OP units outstanding upon completion of the offering will be 43,389,461.

Further, as a result of these changes, our executive officers and directors will collectively beneficially own approximately 6.0% of our outstanding common stock on a fully diluted basis.

The foregoing amounts and percentages exclude up to 5,368,421 shares of common stock issuable upon exercise of the underwriters’ over-allotment option, up to 616,690 shares of common stock contingently issuable upon the vesting of performance based restricted stock units to be granted under our LTIP, additional shares available for future issuance under our LTIP and an additional 1,578,947 OP units that our principals have the possibility of receiving as consideration for our services business.

Updated pro forma financial information	The revised preliminary prospectus dated June 28, 2010 includes updated pro forma financial information reflecting the changes described above. See our unaudited pro forma condensed consolidated financial statements and related notes included in the revised preliminary prospectus dated June 28, 2010.

THE ISSUER’S CENTRAL INDEX KEY (“CIK”) ON THE SEC WEB SITE IS: 0001484830.
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.
YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING UBS INVESTMENT BANK, 299 PARK AVENUE, NEW YORK, NY 10171, ATTN: PROSPECTUS DEPARTMENT, (888) 827-7275, OR J.P. MORGAN VIA BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NY 11717, (866) 803-9204.
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